Exhibit 99.6

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Inc. Successfully Negotiates Shares for Services

EDMONTON, ALBERTA - (April 7, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Company”) announced the issuance of an aggregate of 200,000 common shares of Titan to two consultants in consideration for services rendered relating to the development of Titan’s trading software.  The common shares have a deemed price of $0.355 per common share.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and are subject to a 4 month restricted period.  The Company has received conditional acceptance from the TSX Venture Exchange for the share issuance.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.